                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-15747


                                 321,289 SHARES

                               ENVOY CORPORATION

                                  COMMON STOCK
                         ______________________________

         All of the 321,289 shares (the "Shares") of Common Stock, no par value per share (the "Common Stock"), of ENVOY Corporation ("ENVOY" or the "Company") offered hereby are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock offered hereby. The Common Stock of the Company is traded on The Nasdaq Stock Market's National Market ("The Nasdaq Stock Market") under the symbol "ENVY." On November 15, 1996, the last reported sale price of the Common Stock on The Nasdaq Stock Market was $40 3/4 per share.

                              ___________________

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

         The Shares may be sold from time to time in brokerage transactions at or near prevailing market prices through J.C. Bradford & Co. or others, or in privately negotiated transactions for the account of each of the Selling Shareholders. See "Plan of Distribution."

         The Company has agreed to bear all expenses (other than selling commissions and stock transfer taxes relating to the Shares) in connection with the registration and sale of the Shares being registered hereby. The Company has agreed to indemnify the Selling Shareholders against certain liabilities and the Selling Shareholders have agreed to indemnify the Company against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."
                         ______________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


         No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

              THE DATE OF THIS PROSPECTUS IS NOVEMBER 18, 1996.

                             AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company may be inspected and copied at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located in the Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form S-3, including amendments thereto (if any), under the Securities Act relating to the Common Stock offered hereby (the "Registration Statement"). This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be inspected and copied in the manner and at the locations described above. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated herein by reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents or portions of documents filed by the Company with the Commission are incorporated herein by reference:

         (1)     Annual Report on Form 10-K for the year ended December 31,
                 1995.
         (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, as amended by the Form 10-Q/A filed on May 24, 1996, June 30, 1996 and September 30, 1996.
         (3) Current Reports on Form 8-K filed on March 18, 1996 and March 21, 1996 (each as amended by Form 8-K/A, filed on May 17, 1996 and May 20, 1996, respectively) and on July 23, 1996.
         (4) The description of the Common Stock contained in the Company's Registration Statement under the Exchange Act on Form 10 filed on November 1, 1994, as amended through Post-Effective Amendment No. 4, filed on May 4, 1995.

         All reports and other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock hereunder shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the filing date of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon written or oral request, at no charge, from the Company. Requests should be directed to the Company, 15 Century Boulevard, Suite 600, Nashville, Tennessee 37214, Attention: Stephen C. Duggan, Vice President & Corporate Controller.

                                  THE COMPANY

         The following discussion is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information appearing elsewhere or incorporated by reference in this Prospectus. Except as otherwise specified herein, all references herein to "ENVOY" and "the Company" shall include the Company and its wholly-owned subsidiaries.

         ENVOY is a leading provider of electronic data interchange ("EDI") services to participants in the health care market, including pharmacies, physicians, hospitals, dentists, billing services, commercial insurance companies, managed care organizations, state and federal governmental agencies and others. The Company provides health care EDI services on a real-time and batch-processing basis by utilizing proprietary computer and telecommunications software and microprocessor technology. ENVOY is one of the largest processors of electronic real-time pharmacy and commercial third-party payor batch transactions in the United States based upon annual transaction volume. As of September 30, 1996, ENVOY's transaction network was directly or indirectly connected to approximately 183,000 physicians, 30,000 pharmacies, 23,000 dentists, 3,300 hospitals and 550 payors.

         Real-time Transaction Processing. The Company provides real-time transaction processing for pharmacy claims adjudication and managed care transactions for health care providers and payors. A standard pharmacy transaction is the inquiry by the pharmacy, through its point-of-service terminal or personal computer terminal, to determine whether the patient is covered by a benefit program. After eligibility is confirmed, the claim is settled and the payor transmits to the pharmacy the amount and timing of the pending payment. As of September 30, 1996, ENVOY's EDI network was linked to approximately 30,000 of the estimated 56,000 retail pharmacies in the United States, including 33 of the top 50 retail pharmacy chains.

         ENVOY's real-time managed care transactions include (i) verification of the patient's enrollment in a program; (ii) verification that the provider is eligible to treat the patient; (iii) verification that the patient is eligible for a particular treatment; (iv) filing of encounter data; (v) referral to a specialist; and (vi) other ancillary transactions. These transactions are enabled by the Company's network connections to various databases. The Company has access to managed care and commercial insurer databases for Prudential, CIGNA, Aetna, Oxford Health Plans, MetraHealth, U.S. Healthcare, Pacificare, Blue Cross of California, Empire Blue Cross and Blue Shield, Blue Cross and Blue Shield for the National Capital Area and Qual Med, and is a sponsored participant to the Blue Cross and Blue Shield BluesNet network. For Medicaid eligibility verification and related transactions, the Company has access to state databases in California, Florida, Georgia, Missouri, New Jersey, New York, Ohio, Tennessee, Texas and Washington. In addition, if a patient wishes to pay the deductible or co-payment amounts by credit card, ENVOY provides payment authorization and verification processing service through the point-of-service terminals in provider offices.

         Batch Transaction Processing. Batch transactions are predominately used to process reimbursement claims in traditional fee-for-service commercial or government payor systems, to process encounter data in capitated environments and for distribution of remittance payment information. These transactions are neither time-sensitive nor easily processed on a real-time basis and, as a result are processed on a collective and delayed basis. To submit claims, providers collect data throughout the day and then electronically forward these claims in bulk to a clearinghouse. ENVOY's clearinghouse electronically collects and verifies receipt of these claims, performs payor specific reformatting required to conform to a particular payor's specifications and editing, aggregates daily transactions by payor and transmits claims to payors based upon each payor's chosen communications protocols. National Electric Information Corporation ("NEIC"), which was acquired by ENVOY in March 1996, and ENVOY processed an aggregate of approximately 92.0 million commercial third-party payor claims in 1995. As of September 30, 1996, ENVOY's transaction network was connected with 550 of the approximate 1,500 commercial third-party payors, including all of the top 20 commercial payors (based upon the number of members covered by such third-party payors).

         The Company was incorporated in Tennessee in August 1994. The Company's executive offices are located at 15 Century Boulevard, Suite 600, Nashville, Tennessee 37214, and its telephone number is (615) 885-3700.

                                  RISK FACTORS

         In addition to the other information included or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby. This discussion also identifies important cautionary factors that could cause the Company's actual results to differ materially from those projected in forward looking statements of the Company made by, or on behalf of, the Company.

         Limited Operating History; Substantial Net Loss. The electronic health care transaction processing industry is relatively new, and the Company's operating history is relatively limited. ENVOY has experienced substantial net losses, including net losses of approximately $2.0 million and $37.3 million in the fiscal quarter and for the nine moths ended September 30, 1996, respectively, and has an accumulated deficit of approximately $40.4 million as of September 30, 1996. Historically, operating losses incurred in the Company's health care transaction processing business were funded by earnings from the Company's financial processing business, which was sold in 1995. In order to achieve profitability, the Company must successfully implement its business strategy and increase its revenues, while controlling expenses. There can be no assurance as to when or if the Company will achieve profitability.

         Recent Acquisitions. In March 1996, ENVOY completed the acquisition of NEIC, a commercial clearinghouse for batch processing of health care claims. The Company acquired NEIC for $94.3 million, including fees, expenses and other costs associated with the acquisition. In connection with the acquisition, the Company recognized a one-time write off of acquired in-process technology of approximately $30.0 million. As a result of the NEIC acquisition, the Company is amortizing $35.3 million of goodwill associated with the NEIC acquisition over a three year period, and such amortization will adversely affect the Company's results of operations for the balance of 1996 and the following 2.25 years. The acquisition of NEIC, which had 1995 revenues of $37.4 million, created a significant expansion of ENVOY's overall business. In addition, the Company recently completed three other smaller acquisitions. The Company is in the process of integrating the operations of NEIC and the other acquisitions into its business. There can be no assurance that the Company will be able to operate the acquired businesses on a profitable basis, integrate the acquisitions with its existing business or achieve operating synergies necessary to make the acquisitions successful.

         Development of Electronic Processing in the Health Care Industry. ENVOY's strategy anticipates that electronic processing of health care transactions, including transactions involving clinical as well as financial information, will win market acceptance and that providers and third-party payors increasingly will use electronic processing networks for the processing and transmission of data. Electronic transmission of health care transactions is still developing, and complexities in the nature and types of transactions which must be processed has hindered to some degree the development and acceptance of electronic processing in this market. In addition, while the multiplicity of claims forms and formats used by the many different third-party payors has fostered the development of electronic clearinghouses, the standardization of these claims formats, whether due to consolidation in the industry or otherwise, could reduce the use of clearinghouses, including electronic clearinghouses. There can be no assurance that continued conversion from paper-based transaction processing to electronic transaction processing in the health care market will occur or that, to the extent it does occur, health care providers and payors will use independent networks such as those being developed by the Company.

         Acquisition Strategy; Impact on Operating Results; Need for Capital. The Company's strategy includes acquisitions of related health care information businesses and other companies complementary to its business. The success of any such acquisition will depend on many factors, including the Company's ability to identify suitable acquisition candidates, the purchase price, the availability and terms of financing, and management's ability to effectively integrate the acquired services, technologies or businesses into the Company's operations. Significant competition for acquisition opportunities exists in the health care industry, which may significantly increase the costs of and decrease the opportunities for acquisitions. Although ENVOY is actively pursuing potential acquisitions, there can be no assurance that any acquisition will be consummated. Further, to the extent that the Company is able to consummate an acquisition, no assurance can be given that the Company will be able to operate any acquired business profitably or otherwise successfully implement its expansion strategy. ENVOY may finance future acquisitions through borrowings or the issuance of debt or equity securities. Although the Company historically has obtained financing on reasonable terms, there can be no assurances that future lenders will extend credit, or extend credit on favorable terms. Further, any issuance of equity securities could have a dilutive effect on the holders of Common Stock. Such acquisitions may result in the recognition by the Company of significant goodwill and increases in the amount of depreciation and amortization expense which could adversely affect the Company's operating results in future periods.

         Competition. ENVOY faces significant competition in the health care sector of the electronic transaction processing market from companies that are similarly specialized and also from companies that are involved in other, more highly developed sectors of the electronic transaction processing market. The Company also faces competition from other companies, such as vendors of provider information management systems, which have added or may add their own proprietary transaction processing systems to existing or future products. As a result of such competition the Company may be pressured to reduce per transaction prices or eliminate per transaction prices altogether. If electronic transaction processing becomes the standard for claims and information processing, a number of larger and better capitalized entities may elect to enter the industry and further increase competitive pricing pressures. Many of the Company's existing and potential competitors are larger and have significantly greater financial, marketing, technological and other resources than the Company.

         Availability of Direct Links. Certain third-party payors provide electronic data transmission systems to health care providers that establish a direct link between the provider and the payor, bypassing third-party processors such as the Company. Any significant increase in the utilization of direct links between health care providers and payors would have a material adverse effect on the Company's business, operating results and financial condition.

         Uncertainty and Consolidation in the Health Care Industry. The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of health care industry participants. Federal and state legislatures periodically consider programs to modify or amend the United States health care system at both the federal and state level. These programs may contain proposals to increase governmental involvement in health care, lower reimbursement rates or otherwise change the environment in which health care industry participants operate. Health care industry participants may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including investments in the Company's services and products. In addition, many health care providers are consolidating to create larger health care delivery organizations. This consolidation reduces the number of potential customers for the Company's services, and the increased bargaining power of these organizations could lead to reductions in the amounts paid for the Company's services. Industry developments are increasing the amount of capitation-based health care and reducing the need for providers to make claims for reimbursement for products or services. Other health care information companies, such as billing services and practice management vendors, which currently utilize the Company's services, have developed or acquired transaction processing and networking capabilities and may cease utilizing the Company's services in the future. The impact of these developments in the health care industry is difficult to predict and could have a material adverse effect on the Company's business, operating results or financial condition.

         Customer Concentration. No customer accounted for more than 10% of ENVOY's revenues during 1995 or the first nine months of 1996. However, on a pro forma basis, after giving effect to the acquisitions of NEIC and Teleclaims as of January 1, 1995, the Company's ten largest customers accounted for approximately 35% of the Company's revenues in 1995. Further consolidation in the health care industry is likely to increase customer concentration and may increase the Company's dependency on a limited number of customers. In addition, a significant portion of NEIC's revenues has been generated by five major insurance company payors who were shareholders of NEIC before its acquisition by ENVOY. Although each of these carriers has continued to use the Company's services after the acquisition of NEIC, they have no minimum transaction commitment to the Company in the future and there can be no assurance that the volume of business generated by these payors will not decline or terminate. The loss of one or more significant customers could have a material adverse effect on the Company's business, operating results or financial condition.

         Evolving Industry Standards and Rapid Technological Changes. The market for the Company's services is characterized by rapidly changing technology, evolving industry standards and frequent introduction of new and enhanced services. ENVOY's success will depend upon its continued ability to enhance its existing services, to introduce new services on a timely and cost-effective basis to meet evolving customer requirements, to achieve market acceptance for new services and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company will be able to respond effectively to technological changes or new industry standards. Moreover, there can be no assurance that competitive services will not be developed, or that any such competitive services will not have an adverse effect upon the Company's operating results.

         Dependence on Technology; Risk of Infringement. ENVOY's ability to compete effectively depends to a significant extent on its ability to protect its proprietary information. The Company relies primarily on copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. ENVOY has not filed any patent applications with respect to its intellectual property. The Company generally enters into confidentiality agreements with its consultants and employees and generally limits access to and distribution of its technology, software and other proprietary information. Although the Company intends to defend its intellectual property, there can be no assurance that the steps taken by ENVOY to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. ENVOY is also subject to the risk of alleged infringement by ENVOY of the intellectual property rights of others. Although the Company is not currently aware of any pending or threatening infringement claims with respect to the Company's current or future products, there can be no assurance that third parties will not assert such claims. Any such claims could require the Company to enter into license arrangements or could result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. Furthermore, litigation may be necessary to enforce ENVOY's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results or financial condition.

         Reliance on Data Centers. ENVOY's real-time electronic transaction processing services depend on its host computer system which is contained in a single data center facility. In addition, the Company's primary batch claims processing capacity is outsourced to one vendor that processes claims through a single computer center. The Company also operates a batch claims processing center which is contained in a single data center facility in Oklahoma City, Oklahoma for the processing of Blue Shield, Medicare and Medicaid claims. Although ENVOY is currently evaluating certain disaster recovery alternatives, neither the real-time host computer system nor the Oklahoma City batch claims center have a remote backup data center. There can be no assurance that fire or other disaster affecting such data centers would not disable the Company's respective systems or otherwise have a material adverse effect on the Company's business, financial condition or results of operations. In addition, a disruption in service from the vendor providing batch claims processing services to the Company could have a material adverse effect on the Company's business, operating results or financial condition.

         Proposed Health Care Data Confidentiality Legislation. Legislation which imposes restrictions on the ability of third-party processors to transmit certain patient data without specific patient consent has been introduced in the U.S. Congress. Such legislation, if adopted, could adversely affect the ability of third-party processors to transmit certain data, including treatment and clinical data, and could materially adversely affect the Company's future results.

         Indemnification Obligations. First Data Corporation ("First Data") has asserted certain indemnification claims against ENVOY in connection with the sale to First Data of the Company's financial transaction processing business, which was completed in June 1995. In connection therewith, First Data has withheld certain payments due ENVOY pursuant to a management services agreement. ENVOY is currently evaluating the validity of such claims. In the event First Data is entitled to indemnification under its contractual rights, the payment of such amounts could have a material adverse effect on the Company's operating results and financial condition.

         Dependence on Key Executives. ENVOY's success depends upon the continued contributions of its senior management. The Company believes that its continued future success will also depend upon its ability to attract, motivate and retain highly-skilled technical, managerial and marketing personnel. The loss of the services of certain of the Company's executives or technical personnel, particularly the Co-Chief Executive Officers of the Company, or the inability to hire and retain qualified personnel could have an adverse effect upon the Company's business. There can be no assurance that ENVOY will continue to be successful in attracting and retaining the personnel it requires to successfully develop new and enhanced services and to continue to grow and operate profitably. The Company has no key man life insurance on the lives of any of its executive officers or technical personnel.

         Certain Anti-takeover Provisions. The Amended and Restated Charter, Amended and Restated Bylaws, Shareholders' Rights Plan of the Company, and Tennessee law each contain certain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company. Such provisions are intended to encourage any person interested in acquiring the Company to negotiate and obtain the approval of the Board of Directors in connection with any such transaction. These provisions include a staggered Board of Directors, blank check preferred stock, super majority voting provisions, the issuance of stock purchase rights, and the application of Tennessee law provisions on business combinations. Certain of these provisions may discourage a future acquisition of ENVOY not approved by the Board of Directors in which shareholders might receive a premium value for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. In addition, the rights and preferences for any series or class of preferred stock may be set by the Board of Directors, in its sole discretion and without approval of the holders of the Common Stock, and the rights and preferences of any such preferred stock may be superior to those of the Common Stock, thus adversely affecting the rights of the holders of Common Stock. There are currently authorized and outstanding 3,730,233 shares of Series B Convertible Preferred Stock, no par value (the "Series B Preferred Stock"). The Series B Preferred Stock has a liquidation preference to the Common Stock and has a class vote Common Stock.with respect to actions adverse to any rights of the Series B Preferred Stock and the creation of any other class or series of preferred stock senior to or pari passu with the Series B Preferred Stock.

         Volatility of Stock Price; Absence of Dividends. From time to time, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in earnings estimated by analysts, changes in general conditions in the Company's industry or the economy or the financial markets or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially.
In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. For the foreseeable future, it is expected that earnings, if any, generated from ENVOY's operations will be used to finance the growth of its business, and that no dividends will be paid to holders of the Common Stock.

                              SELLING SHAREHOLDERS

         The table below sets forth certain information provided to the Company by the Selling Shareholders regarding the beneficial ownership of Common Stock as of the date hereof the Selling Shareholders. The table assumes that all Shares offered hereby will be sold and, unless otherwise noted, the Company has been advised that the persons named in the table have sole voting and investment power with respect to the Common Stock indicated.



                                               Shares Beneficially                        Shares Beneficially
                                                  Owned prior to             Shares         Owned following
          Selling Shareholders                   the Offering (1)           Offered         the Offering (1)
---------------------------------------    ----------------------------    ---------     ------------------------
                                              NUMBER      PERCENT (2)                      NUMBER     PERCENT (2)
                                              ------      -------                          ------     -------
Save & Prosper American Smaller
Companies Fund                                188,022      1.17%/*            92,965         95,057     */*
Fleming American Fledgling Fund               244,676      1.52%/1.23%        73,384        171,292     */*
Fleming American Investment Trust              88,688          */*            26,615         62,073     */*
Fleming Fledgling Investment Trust             19,961          */*             5,988         13,973     */*
Fleming Overseas Investment Trust              44,866          */*            13,498         31,368     */*
Fleming Select American Smaller
Companies Fund                                 20,437          */*             7,129         13,308     */*
Fleming U.S. Discovery Fund                   200,285      1.24%/1.01%        60,076        140,209     */*
Fleming U.S. Discovery Fund II                138,878          */*            41,634         97,244     */*

------------------

*Represents less than one percent.
(1) Assumes conversion of all of the $10.0 million principal amount of the 9% Convertible Subordinated Notes held by each of the Selling Shareholders, rounded downward to the nearest whole share.
(2) The second percentage assumes the conversion of all outstanding shares of Series B Preferred Stock into Common Stock.


                              PLAN OF DISTRIBUTION


         The Shares may be sold from time to time in brokerage transactions at or near prevailing market prices through J.C. Bradford & Co. or others, or in privately negotiated transactions for the account of each of the Selling Shareholders. Ordinary brokerage commissions will be paid in connection with brokerage transactions.

         The Selling Shareholders received the right to demand the registration of the Shares offered hereby pursuant to a Registration Rights Agreement dated June 6, 1995. The Company has agreed to pay the expenses of this offering except that the Selling Shareholders will be responsible for all brokerage commissions, any other selling commissions and stock transfer taxes. Expenses to be paid by the Company are estimated to be $17,000. The Company has agreed to maintain the effectiveness of the Registration Statement covering the Shares for a period of time necessary to effect the sale of the Shares, such period not to exceed 180 days following the date hereof.

         The Company has agreed to indemnify the Selling Shareholders, and the Selling Shareholders have agreed to indemnify the Company, against certain liabilities in connection with this offering, including liabilities under the Securities Act.

         The Selling Shareholders and any brokers or other persons who participate in the sale of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such brokers or other persons, and any profits on the resale of the Shares, may be deemed to be underwriting commissions or discounts.

                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bass, Berry & Sims PLC, Nashville, Tennessee.


                                    EXPERTS

         The financial statements and schedule of ENVOY appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of ENVOY at December 31, 1994, and for the two years in the period ended December 31, 1994, incorporated by reference in this Prospectus and the related financial statement schedule incorporated by reference in the Registration Statement from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of NEIC, at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus from Form 8-K/A dated May 20, 1996, of ENVOY have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of Teleclaims at December 31, 1995 and 1994, and for each of the two years in the period ended December 31, 1995, incorporated herein by reference in this Prospectus and Registration Statement have been audited by Hardman Guess Frost & Cummings, P.C., independent auditors, as set forth in their report thereon incorporated herein, and are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.





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